April 24, 2015

Compañía de Minas Buenaventura S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2013 filed April 30, 2014 and

Response dated April 10, 2015

File No. 001-14370

Ms. Tia L. Jenkins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Jenkins:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated April 16, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F and response. On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff’s review, we have included the text of the Staff’s comments below in bold type. Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information. In response to the Staff’s comments, the Company is submitting (i) as Schedule I, an updated version of the narrative portion of its note to its consolidated financial statements entitled “Disclosure of information on segments” (the “Segments Note”); (ii) as Schedule II, an updated version of the sample table for the Company’s 2013 fiscal year, which will be included in the Segments Note; (iii) as Schedule III, a new reconciliation table that quantifies and describes the nature of each material component included in the “adjustments and eliminations” column of the table set forth on revised Schedule II, which will also be included in the Segments Note; and (iv) as supplemental information, a new Schedule IV, which is a reconciliation table that will aid the Staff in understanding the differences referred to in the Company’s response to the first comment below.

Form 20-F for the Year Ended December 31, 2013

Financial Statements – Compañia de Minas Buenaventura S.A.A and subsidiaries, page F-1

Note 27. Disclosure of information on segments, page F-84

1. Please address the following points regarding your proposed disclosure in response to comment 1.

Confirm that the amounts presented in the total column at schedule II will agree to the amounts presented in your consolidated financial statements for all periods presented. In this regard, we note that major line items such as total revenues, gross profit, operating profit and net loss per schedule II do not agree with the amounts presented in the historical statement of operations in your Form 20-F for the year ended December 31, 2013. For example, the net loss of $79,736 presented in Schedule II does not agree to the net loss of $74,154 disclosed in your statement of operations. Please explain and reconcile these differences.

The Company advises the Staff that the amounts to be presented in the “total” column of updated Schedule II do not agree with the amounts presented in its Form 20-F for the year ended December 31, 2013 due to the following:

•   In 2014, the Company publicly announced its decision to sell four mining units (Recuperada, Poracota, Shila-Paula and Antapite). As a result of this announcement, effective for 2014, the Company will be presenting in the 2014 financial statements to be included in the 2014 Form 20-F in a separate line item entitled “Loss from discontinued operations” all revenues, costs and expenses of these mining units, pursuant to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. For comparative purposes and pursuant to paragraph 34 of IFRS 5, the Company will reclassify to the same line item referred to above all revenues, costs and expenses of these mining units for the fiscal years 2013 and 2012. The Company will be including the requisite disclosure on discontinued operations in the 2014 consolidated financial statements to be included in the 2014 Form 20-F.

•      Also in 2014, the Company restated the 2013 consolidated financial statements to give effect to the correction of the investment and equity income of the associate company Minera Yanacocha S.R.L. This retrospective adjustment resulted in a reduction of U.S. $8.1 million in the line item entitled “Investments in associates” and reductions of U.S. $5.6 million and U.S. $2.5 million in the line item entitled “Share in the results of associates under equity method” for the fiscal years 2013 and 2012, respectively. This retrospective adjustment will also be appropriately disclosed in the notes to the Company’s 2014 consolidated financial statements.

In order to facilitate the Staff’s understanding of the effect of these differences, the Company is including as supplemental information to this response a reconciliation table set forth on Schedule IV attached hereto that provides a bridge between the 2013 fiscal period information set forth in the 2013 Form 20-F and the 2013 fiscal period information to be set forth in the 2014 Form 20-F.

Provide expanded disclosure that separately quantifies and describes the nature of each component included in the adjustments and eliminations column to comply with paragraph 28 of IFRS 8.

The Company advises the Staff that new Schedule III separately quantifies and describes the nature of each material component included in the “adjustments and eliminations” column of the table set forth on Schedule II, as revised. Schedule III will be part of the Segments Note to be included in the 2014 Form 20-F.

Please expand your disclosure to describe the activities that are captured in the “Corporate” column.

The Company advises the Staff that Schedule I, as revised, expands the Company’s disclosure to describe the material activities that are captured in the “Corporate” column included in the table set forth on Schedule II, as revised.

Please include a discussion within Management’s Discussion and Analysis of each relevant, reportable segment you consider appropriate to an investor’s understanding of your business.

The Company confirms to the Staff that in the Company’s 2014 Form 20-F filing and in future Form 20-F filings, the Company will include a discussion within Management’s Discussion and Analysis of each relevant, reportable segment the Company considers appropriate to an investor’s understanding of its business.

Please also find attached a letter from the Company wherein the Company acknowledges certain undertakings in respect of the Company’s responses set forth herein.

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at 212-530-5546, Alex J. Speyer at 212-530-5328 or Murray I.A. Gregorson at 212-530-5428.

Sincerely,

/s/ Arnold B. Peinado, III
Arnold B. Peinado, III

cc:          Securities and Exchange Commission:

Craig Arakawa

Steve Lo

Jim Lopez

Compañía de Minas Buenaventura S.A.A.:

Carlos Gálvez

Gulnara LaRosa

Daniel Dominguez

Milbank, Tweed, Hadley & McCloy LLP:

Alex J. Speyer

Murray I.A. Gregorson

Revised Schedule I

29.	Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are:

-	Production and sale of minerals
-	Exploration and development activities
-	Construction and engineering services
-	Energy generation and transmission services
-	Insurance brokerage
-	Rental of mining concessions
-	Holding of investment in shares (mainly in the associate company Minera Yanacocha S.R.L. and the Group’s subsidiary S.M.R.L. Chaupiloma Dos de Cajamarca).

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group’s consolidated financial statements. Also, the Group’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities which are managed independently.

Until December 31, 2013, the Group had aggregated all its mining operating segments into one reportable segment based on similarities on long term financial performance, nature of products, production processes, type of customers and legal environment. The Group had also determined that the energy generation and transmission services segment, construction and engineering services and other complementary business activities were not significant in order to evaluate the entire business performance.

In 2014, taking into account the changing economic environment (increased fluctuations of minerals prices, changing technology and increasing costs), the Group decided to present its operating segments separately to provide more transparent information to the interested parties and to facilitate their understanding about the nature and financial effects of its business activities and its economic environment. Comparative information for years 2013 and 2012 has also been provided.

Transactions between operating segments are performed on what the Management believes to be market rates.

Corporate information mainly includes the following:

In segment information of profit and loss -

-	Sales to third parties of gold purchased by the Parent company from La Zanja mining unit and the corresponding cost of sale as well as other intercompany sales.

-	Administrative expenses, other income (expenses), exchange gain (loss), finance costs and income and income tax that cannot be directly allocated to the operational mining units owned by the Parent company (Uchucchacua, Orcopampa, Julcani, Mallay and Breapampa).

-	Exploration activities in non-operating areas, carried out directly by the Parent company and not by the consolidated separate legal entities.

Revised Schedule I

-	Participation in subsidiaries and associate companies of the Parent company, which are accounted for using the equity method.

-	Gain on business combination occurred in 2014; see note 5 to the consolidated financial statements.

In the segment information of assets and liabilities –

-	Investments in Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A., associate companies which are directly owned by the Parent company and are accounted for using the equity method; see note 10 to the consolidated financial statements.
-	Assets and liabilities of the operational mining units owned directly by the Parent company since this is the way the CODM analyzes the business. Assets and liabilities of other operating segments are allocated based on the assets and liabilities of the legal entities included in those segments.

Refer to Note 20 (a) to the consolidated financial statements where the Group reports revenues from external customers for each product and service, and revenues from external customers attributed to Peru and foreign countries. The revenue information is based on the locations of customers.

Refer to Note 20 (b) to the consolidated financial statements for information about major customers (clients representing more than 10 percent of the Group’s revenues).

All non-current assets are located in Peru.

Revised Schedule II

Sample Table for 2013

	Ucchuchacua (Operational mining unit)	Orcopampa (Operational mining unit)	Julcani (Operational mining unit)	Mallay (Operational mining unit)	Breapampa (Operational mining unit)	Colquijirca (Operational mining unit)	La Zanja (Operational mining unit)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A.	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
(i)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2013
Results:
Continuing operations
Operating income:
Net sales	205,218	324,343	45,995	44,896	119,871	187,769	193,298	1,504	96,523	33,809	8,455	-	-	206,240	1,406,825	1,811,488	209,636	4,895,870	(3,680,449)	1,215,421
Royalty income	-	-	-	-	-	-	-	-	-	-	-	44,185	-	-	-	-	-	44,185		44,185
Other operating income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	29,181	-	-	29,181	(29,181)	-
Total operating income	205,218	324,343	45,995	44,896	119,871	187,769	193,298	1,504	96,523	33,809	8,455	44,185	-	206,240	1,436,006	1,811,488	209,636	4,969,236	(3,709,630)	1,259,606
Operating costs
Cost of sales, excluding depreciation and amortization	(113,631)	(128,184)	(17,585)	(24,282)	(49,535)	(119,969)	(85,980)	(555)	(91,804)	(25,412)	-	-	-	(208,968)	(983,238)	(795,064)	(124,325)	(2,768,532)	2,141,247	(627,285)
Exploration in operating units	(25,311)	(57,871)	(7,054)	(9,342)	(2,974)	-	(1,236)	(2,441)	-	-	-	-	-	-	-	-	-	(106,229)	4,316	(101,913)
Depreciation and amortization	(10,844)	(28,964)	(4,586)	(20,348)	(25,501)	(35,644)	(27,930)	(9)	(264)	(1,751)	-	(112)	(1,434)	(524)	-	-	-	(157,911)	(1,229)	(159,140)
Mining royalties	(1,675)	(26,448)	(405)	(365)	(968)	-	(431)	(110)	-	-	-	-	-	-	-	-	-	(30,402)	-	(30,402)
Other operating costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(28,672)	-	-	(28,672)	28,672	-
Total operating costs	(151,461)	(241,467)	(29,630)	(54,337)	(78,978)	(155,613)	(115,577)	(3,115)	(92,068)	(27,163)	-	(112)	(1,434)	(209,492)	(1,011,910)	(795,064)	(124,325)	(3,091,746)	2,173,006	(918,740)
Gross profit (loss)	53,757	82,876	16,365	(9,441)	40,893	32,156	77,721	(1,611)	4,455	6,646	8,455	44,073	(1,434)	(3,252)	424,096	1,016,424	85,311	1,877,490	(1,536,624)	340,866
Operating expenses
Administrative expenses	(11,818)	(20,381)	(1,949)	(2,607)	(7,128)	(15,637)	(2,475)	(2,330)	(8,282)	(2,571)	(7,801)	(96)	(5,916)	13,342	(67,064)	-	(1,843)	(144,556)	69,438	(75,118)
Exploration in non-operating areas	-	-	-	-	-	(5,220)	(6,563)	(2,444)	-	-	-	-	-	(21,928)	-	-	-	(36,155)	3,350	(32,805)
Selling expenses	(3,346)	(3)	(755)	(1,423)	-	(8,763)	(528)	(10)	-	-	-	-	-	(13)	(3,740)	(68,448)	(522)	(87,551)	72,709	(14,842)
Excess of workers’ profit sharing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(704)	(704)
Other, net	2,592	1,822	209	108	(158)	(656)	(18)	1,910	422	50	94	(3)	657	(9,674)	(77,534)	147	779	(79,253)	77,099	(2,154)
Impairment loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,038,548)	-	-	(1,038,548)	1,038,548	-
Total operating expenses, net	(12,572)	(18,562)	(2,495)	(3,922)	(7,286)	(30,276)	(9,584)	(2,874)	(7,860)	(2,521)	(7,707)	(99)	(5,259)	(18,273)	(1,186,886)	(68,301)	(1,586)	(1,386,063)	1,260,440	(125,623)
Operating profit (loss)	41,185	64,314	13,870	(13,363)	33,607	1,880	68,137	(4,485)	(3,405)	4,125	748	43,974	(6,693)	(21,525)	(762,790)	948,123	83,725	491,427	(276,184)	215,243
Other income (expense), net
Share in the results of associates under equity method , see note 10	-	-	-	-	-	-	-	-	(1,511)	(3,140)	-	-	(238,810)	(104,219)	-	-	-	(347,680)	233,535	(114,145)
Finance costs	(561)	(832)	(477)	(544)	(163)	(47)	(1,301)	(344)	(232)	(1,992)	(96)	(5)	(3)	(3,731)	(18,745)	(1,843)	(2,385)	(33,301)	23,405	(9,896)
Net gain (loss) from currency exchange difference	325	92	63	64	(64)	(4,544)	(777)	81	(111)	(1,355)	119	(66)	(17)	(985)	2,065	(1,858)	(524)	(7,492)	300	(7,192)
Finance income	18	29	-	-	-	-	-	1	6	-	7	3	-	4,693	720	2,178	335	7,990	(1,369)	6,621
Total other income (expense), net	(218)	(711)	(414)	(480)	(227)	(4,591)	(2,078)	(262)	(1,848)	(6,487)	30	(68)	(238,830)	(104,242)	(15,960)	(1,523)	(2,574)	(380,483)	255,871	(124,612)
Profit (loss) before income tax	40,967	63,603	13,456	(13,843)	33,380	(2,711)	66,059	(4,747)	(5,253)	(2,362)	778	43,906	(245,523)	(125,767)	(778,750)	946,600	81,151	110,944	(20,313)	90,631
Income tax	-	-	-	-	-	(5,003)	(29,211)	(17)	(72)	(3,228)	(269)	(13,151)	(67)	(35,464)	203,471	(333,338)	(34,156)	(250,505)	164,023	(86,482)
Profit (loss) from continued operations	40,967	63,603	13,456	(13,843)	33,380	(7,714)	36,848	(4,764)	(5,325)	(5,590)	509	30,755	(245,590)	(161,231)	(575,279)	613,262	46,995	(139,561)	143,710	4,149

Discontinued operations
Loss from discontinued operations, see note 1(e)																				(83,885)
Net loss																				(79,736)

Total assets	-	-	-	-	-	687,187	270,911	37,366	54,372	430,588	5,801	9,008	1,387,667	3,603,191	3,754,692	4,828,201	203,749	15,272,733	(10,720,466)	4,552,267
Total liability	-	-	-	-	-	243,749	89,767	9,174	39,744	269,466	2,774	3,439	137	272,832	674,642	740,717	69,542	2,415,983	(1,688,137)	727,846

Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	41,931	1,360,689	904,315	43,367	2,350,302	-	2,350,302
Additions to mining concessions, development costs, property, plant and equipment	16,038	11,023	8,927	16,643	16,233	216,477	89,308	89,313	12,307	48,532	126	-	-	42,699	-	-	-	567,626	-	567,626

New Schedule III

Reconciliation of segment profit (loss)

The reconciliation of segment loss to the consolidated profit from continued operations of 2013 follows:

US$(000)

Segments loss	(139,561)
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(195,573)
Elimination of intercompany sales	(252,500)
Elimination of intercompany cost of sales	238,620
Elimination of equity pick up loss of the subsidiaries and associates of the Parent company	347,680
Others	5,483
Consolidated profit from continued operations	4,149

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets as of December 31, 2013 follows:

US$(000)

Segments assets	15,272,733
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(6,108,111)
Elimination of equity pick up investments of the subsidiaries and associates of the Parent company	(4,398,677)
Elimination of intercompany receivables	(203,236)
Others	(10,442)
Consolidated assets	4,552,267

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities as of December 31, 2013 follows:

US$(000)

Segments liabilities	2,415,983
Liabilities of equity accounted investees, not consolidated	(1,484,901)
Elimination of intercompany payables	(203,236)
Consolidated liabilities	727,846

Supplemental Information	Schedule IV

Reconciliation table

Profit and loss accounts:

	2013 20-F report	Discontinued operations	Adjustment in the share in the results of an associate	Other	2014 20-F report (period 2013)
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Continuing operations
Operating income
Net sales	1,241,256	(25,835)	-	-	1,215,421
Royalty income	44,185	-	-	-	44,185
Total operating income	1,285,441	(25,835)	-	-	1,259,606
Operating costs
Cost of sales, excluding depreciation and amortization	(653,536)	26,094	-	157	(627,285)
Exploration in operating units	(167,143)	65,230	-	-	(101,913)
Depreciation and amortization	(165,477)	6,337	-	-	(159,140)
Mining royalties	(30,623)	221	-	-	(30,402)
Total operating costs	(1,016,779)	97,882	-	157	(918,740)
Gross profit	268,662	72,047	-	157	340,866
Operating expenses
Administrative expenses	(77,476)	2,358	-	-	(75,118)
Exploring in non-operating areas	(32,805)	-	-	-	(32,805)
Selling expenses	(16,035)	1,193	-	-	(14,842)
Excess of workers’ profit sharing	(704)	-	-	-	(704)
Impairment loss	(6,594)	6,594	-	-	-
Other, net	(2,746)	669	-	(77)	(2,154)
Total operating expenses, net	(136,360)	10,814	-	(77)	(125,623)
Operating profit	132,302	82,861	-	80	215,243
Other income (expense), net
Share in the results of associates under equity method	(108,483)	-	(5,662)	-	(114,145)
Finance costs	(10,970)	1,074	-	-	(9,896)
Net gain (loss) from currency exchange difference	(7,012)	(180)	-	-	(7,192)
Gain on business combination	-	-	-	-	-
Finance income	6,623	(2)	-	-	6,621
Total other income (expenses), net	(119,842)	892	(5,662)	-	(124,612)
Profit (loss) before income tax	12,460	83,753	(5,662)	80	90,631

Income tax	(86,614)	132	-	-	(86,482)
Net profit (loss)	(74,154)	83,885	(5,662)	80	4,149
Loss from discontinued operations					(83,885)
Loss for the year					(79,736)

Assets and liabilities accounts:

	2013 20-F report	Associate adjustment	2014 20-F report (period 2013)
	US$(000)	US$(000)	US$(000)

Total assets	4,560,375	(8,108)	4,552,267
Total liabilities	727,846	-	727,846